


K 3-6

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SECURITI **02018306** ISSION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-46847 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>January 1, 2001</u> AND ENDING <u>December 31, 2001</u>
                                            MM/DD/YY                              MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

New Harbor Capital Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue

(No. and Street)

New York, NY 10017

(City)                              (State)                              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chloe Gavin                              (212) 453-1140

                                         (Area Code — Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levine Neider Wohl, LLP

(Name — if individual, state last, first, middle name)

230 Park Avenue  Suite 462          New York          NY          10169
(Address)                              (City)          (State)          Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**PROCESSED**

φ MAR 2 1 2002

THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, ___Chloe Gavin_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___New Harbor Capital Inc._____, as of ___December 31,_____, ~~19~~2001___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Secretary
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



NEW HARBOR CAPITAL INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2001 AND DECEMBER 31, 2000



*Levine Neider Wohl, LLP*

Certified Public Accountants & Business Consultants

*230 Park Avenue, New York, New York 10169-0081*
*Telephone (212) 949-0900*
*Fax (212) 983-6513*
*web site: www.lnwcpa.com*
*e-mail: cpa@lnwcpa.com*

## INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholders
New Harbor Capital Inc.

We have audited the accompanying balance sheets of New Harbor Capital Inc., as of December 31, 2001 and 2000 and the related statements of loss and accumulated deficit, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Harbor Capital Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with United States generally accepted accounting principles.

*Levine Neider Wohl, LLP*

New York, New York
February 6, 2002

Member of ACPA INTERNATIONAL · Affiliated Conference of Practicing Accountants

## NEW HARBOR CAPITAL INC.
## BALANCE SHEETS
## DECEMBER 31

|  | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $135,805 | $139,209 |
| Prepaid expenses | 871 | 929 |
| Total Current Assets | 136,676 | 140,138 |
| Investment in restricted securities | 46,100 | 46,100 |
| Total Assets | $182,776 | $186,238 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

|  | 2001 | 2000 |
|---|---|---|
| Current Liabilities: | | |
| Accounts payable and accrued expenses | $ 7,086 | $ 8,556 |
| Income taxes payable | 300 | 300 |
| Total Liabilities | 7,386 | 8,856 |
| Commitments And Contingencies | | |
| Stockholder's Equity: | | |
| Common stock, par value $.01, authorized 1000 shares, issued and outstanding 100 shares | 1 | 1 |
| Additional paid-in capital | 270,299 | 260,299 |
| Accumulated deficit | (94,910) | (82,918) |
| Total Stockholder's Equity | 175,390 | 177,382 |
| Total Liabilities And Stockholder's Equity | $182,776 | $186,238 |

*The accompanying notes are an integral part of the financial statements.*

# NEW HARBOR CAPITAL INC.
## STATEMENTS OF LOSS AND ACCUMULATED DEFICIT
### FOR THE YEARS ENDED DECEMBER 31

| | 2001 | 2000 |
|---|---|---|
| Revenue | $ - | $ - |
| | | |
| Expenses: | | |
| Legal | 460 | 442 |
| Accounting | 10,900 | 10,946 |
| Regulatory fees | 1,206 | 320 |
| Miscellaneous | 211 | 218 |
| Insurance | 906 | 1,076 |
| Rent | 1,000 | 1,000 |
| | | |
| Total Expenses | 14,683 | 14,002 |
| | | |
| Loss From Operations | (14,683) | (14,002) |
| | | |
| Interest Income | 3,091 | 4,670 |
| | | |
| Loss Before Provision For Income Taxes | (11,592) | (9,332) |
| Provision For Income Taxes | 400 | 505 |
| | | |
| Net Loss | (11,992) | (9,837) |
| | | |
| Accumulated Deficit - Beginning | (82,918) | (73,081) |
| | | |
| Accumulated Deficit - Ending | $(94,910) | $(82,918) |

*The accompanying notes are an integral part of the financial statements.*

# NEW HARBOR CAPITAL INC.
## STATEMENTS OF STOCKHOLDER'S EQUITY
## FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit |
|---|---|---|---|
| Balances, December 31, 1999 | $ 1 | $202,499 | $(73,081) |
| Additional Capital Contributed | - | 57,800 | - |
| Net Loss – 2000 | - | - | (9,837) |
| Balances, December 31, 2000 | $ 1 | $260,299 | $(82,918) |
| Additional Capital Contributed | - | 10,000 | - |
| Net Loss – 2001 | - | - | (11,992) |
| Balances, December 31, 2001 | $ 1 | $270,299 | $(94,910) |

*The accompanying notes are an integral part of the financial statements.*

## NEW HARBOR CAPITAL INC.
## STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED DECEMBER 31

|  | 2001 | 2000 |
|---|---|---|
| Cash Flows From Operating Activities: |  |  |
| Net Loss | $ (11,992) | $ (9,837) |
| Adjustments To Reconcile Net Loss To Net |  |  |
| Cash Used In Operating Activities: |  |  |
| (Increase) Decrease In Assets: |  |  |
| Prepaid expenses | 58 | (51) |
| Increase (Decrease) In Liabilities: |  |  |
| Accounts payable and accrued expenses | (1,470) | 806 |
| Income taxes payable | - | (150) |
| Net Cash Used In Operating Activities: | (13,404) | (9,232) |
| Cash Flows From Investing Activities: |  |  |
| Investment in restricted securities | - | (46,100) |
| Net Cash Used In Investing Activities | - | (46,100) |
| Cash Flows From Financing Activities: |  |  |
| Capital contributions | 10,000 | 57,800 |
| Net Cash Provided By Financing Activities | 10,000 | 57,800 |
| Increase (Decrease) In Cash And Cash Equivalents | (3,404) | 2,468 |
| Cash And Cash Equivalents - Beginning Of Year | 139,209 | 136,741 |
| Cash And Cash Equivalents - End Of Year | $135,805 | $139,209 |
| Supplemental Disclosures Of Cash Flow Information: |  |  |
| Cash paid during the year for: |  |  |
| Interest | $ - | $ - |
| Income taxes | $ 300 | $ 430 |

*The accompanying notes are an integral part of the financial statements.*

# NEW HARBOR CAPITAL INC.
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2001 AND DECEMBER 31, 2000

Note 1-        **Business Organization**

The Company was incorporated on September 30, 1993 under the laws of Delaware.

The Company operates pursuant to a restriction agreement with the National Association of Securities Dealers, Inc. ("NASD"), dated January 19, 1996, and amended December 31, 1996. Under the terms of the agreement the Company is permitted to perform, among other things, certain financial consulting services for corporate clients, private placements of securities and selling tax shelters or limited partnerships in primary distributions on a best efforts basis only, and act as a co-manager in public offerings in which the Company provides advice to issuers. The amended agreement limits the Company's underwriting business to issuers to whom the Company has provided advisory services. The Company will not receive any retention and, therefore, will not be involved in any sales efforts.

Note 2-        **Significant Accounting Policies**

For the year beginning January 1, 1994 and thereafter, the Company has elected in accordance with Section 1372(a) of the Internal Revenue Code of 1954 not to be subject to federal income tax and to have income or losses pass directly through to the stockholder's individual income tax returns.

The Company prepares its financial statements on the accrual basis of accounting, whereby revenues and expenses are generally recognized in the year in which earned or incurred.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

**Note 3-**      **Net Capital Requirements**

By regulatory authority of the Security and Exchange Commission (See Note 4), the Company must limit its aggregate indebtedness not to exceed 1,500% of its net capital. Net capital as of December 31, 2001 and 2000 was $174,519 and $176,453 respectively, and aggregate indebtedness was $7,386 and $8,856 respectively, resulting in respective net capital ratios of approximately .04 and .05 (aggregate indebtedness) to 1 (net capital).

Pursuant to the net capital provisions of Rule 15c3-1 (g) (2) (ii) (the uniform net capital rule) of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of the higher of $100,000 or 6-2/3% of its aggregate indebtedness, both as defined. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, or computed at 6-2/3%. As at December 31, 2001 and 2000, the Company had actual net capital, as defined, of $174,519 and $176,453 respectively, and required minimum net capital of $100,000 as of both dates. In its restriction letter, the Company agreed to maintain 120% of its minimum net capital requirement in accordance with Rule 17(a)-11(b)(I). Net capital at December 31, 2001 of $174,519, and at December 31, 2000 of $176,453, is equivalent to approximately 175% and 176% respectively, of the minimum net capital requirements.

**Note 4-**      **Investment in Restricted Securities**

During the year ended December 31, 2000, the Company purchased common stock and warrants to purchase common stock (See Note 8) in the "National Association of Securities Dealers, Inc. ("Nasdaq"), pursuant to the terms and conditions contained in a private placement memorandum.

As these securities have not been registered with the Securities and Exchange Commission (SEC) and the transfer of these securities has been restricted as of the date of these financial statements, no market price is currently determinable. The investment is being stated at cost.

Note 5 -        **Regulatory Requirements**

The Company operates under the authority of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD), which require the following disclosures in addition to the information on net capital requirements. (See Note 3)

No differences exist between the audited computation of net capital and the Company's corresponding focus Part II A, as revised.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Note 6-        **Related Party Transactions**

During the years ended December 31, 2001 and 2000, rent expense, in the amount of $1,000, was charged by New Harbor Incorporated, an affiliate through common control and management.

Note 7-        **Concentration Of Credit Risk**

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC and SIPC insurance limits.

Note 8-        **Commitments And Contingencies**

**Stock Warrants:**

In connection with the Company's participation in the private placement as described in Note 4, the warrants provide the Company the option to purchase common stock in accordance with the following schedule:

| Maximum number of shares of common stock subject to exercise | Commencement of exercise period | Termination of exercise period | Exercise price per share of common stock | Maximum additional cost |
|---|---|---|---|---|
| 1,200 | June 28, 2002 | June 27, 2003 | $13.00 | $15,600 |
| 1,200 | June 30, 2003 | June 25, 2004 | $14.00 | 16,800 |
| 1,200 | June 28, 2004 | June 27, 2005 | $15.00 | 18,000 |
| 1,200 | June 28, 2005 | June 27, 2006 | $16.00 | 19,200 |
| 4,800 | | | | $69,600 |

**Y2K Issues:**

As is the case with most other companies using computers in their operations, the Company was faced with the task of addressing the Year 2000 issue. The problem resulted from computer programs having been written to define the applicable year using two digits rather than four digits.

The Company prepared and filed, on September 1, 1998, SEC Form BD-Y2K as required by the regulatory authority. The Company indicated on this submission that all Y2K issues had been resolved as of that date.

The financial impact of making the required system changes for year 2000 compliance has not had, nor is expected to have any material effect on the Company's financial statements.



*Levine Neider Wohl, LLP*

Certified Public Accountants & Business Consultants

230 Park Avenue, New York, New York 10169-0081
Telephone (212) 949-0900
Fax (212) 983-6513
web site: www.lnwcpa.com
e-mail: cpa@lnwcpa.com

## INDEPENDENT ACCOUNTANT'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
New Harbor Capital Inc.

We have audited the accompanying financial statements of New Harbor Capital Inc. as of and for the year ended December 31, 2001, and have issued our report thereon dated February 6, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Levine Neider Wohl, LLP*

New York, New York
February 6, 2002

## NEW HARBOR CAPITAL INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
## SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2001

| | |
|---|---:|
| Net Capital - Total Stockholder's Equity | $175,390 |
| Deductions For Non-Allowable Assets: | |
|     Prepaid Expenses | 871 |
| Net Capital Before "Haircuts" | 174,519 |
| Net Capital "Haircuts": | |
|     Re: Investment in Marketable Securities | 2,536 |
|     Re: Investment in Restricted Securities | 46,100 |
| Net Capital After "Haircuts" | $125,883 |
| Aggregate Indebtedness: | |
|     Included In Balance Sheet: | |
|         Accounts payable and accrued expenses | $ 7,086 |
|         Income taxes payable | 300 |
| Total Aggregate Indebtedness | $ 7,386 |
| Computation of Net Capital Requirement: | |
| Minimum Net Capital Required | $100,000 |
| Excess Net Capital - Based on Minimum Capital | $ 25,883 |

*The accompanying notes are an integral part of this supplementary schedule.*